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                                                                     EXHIBIT 2.2


         On October 8, 1999, plaintiffs in the action styled Crawford, et al. v. Cincinnati Bell, Inc. et al., C.A. No. 17324, and In re IXC Communications, Inc. Shareholders Litigation, Consolidated C.A. No. 17324, filed a Joint Opening Brief In Support Of Their Motion For Preliminary Injunction ("Joint Opening Brief"). The Joint Opening Brief makes the following assertions with respect to the proxy statement issued by IXC Communication, Inc., in connection with a merger between IXC and Ivory Merger, Inc., a wholly owned subsidiary of Cincinnati Bell, Inc. ("CBI") (citations and footnotes to the record have been omitted):

                  "1. The Proxy Statement Materially Misrepresents The Role Played And Advice Given By IXC's Financial Advisors In Connection With The Merger.

                  According to the proxy statement, the IXC Board relied upon the financial advice and opinions of Morgan Stanley and Merrill Lynch in approving the Merger. The proxy statement, however, makes several misleading statements about the role played by IXC's financial advisors in connection with the pursuit of strategic alternatives and the evaluation of the CBI transaction.

                  First, the proxy statement states that IXC retained Morgan Stanley to provide advice and a financial opinion in connection with the Merger, pursuant to a letter agreement dated as of February 3, 1999. What the proxy statement fails to disclose is that the letter agreement was backdated i.e., it was signed on July 20 or 21, 1999 but defendants never changed the February 3, 1999 date that appeared on the initial draft of the letter. In fact, the IXC Board did not approve the retention of Morgan Stanley or of Merrill Lynch until after both advisors had presented their respective oral opinions that, subject to the limitations of the opinions, the exchange ratio to be used in the Merger was fair to IXC's stockholders other than CBI.

                  Second, the proxy statement fails to disclose that neither Morgan Stanley nor Merrill Lynch's opinions took into account as an indicia of fairness or unfairness CBI's purchase of one half of [General Electric Pension Trust's ("GEPT")] stock in IXC at $50 per share.

                  Third, the proxy statement fails to disclose that Merrill Lynch had been brought into the picture because the process had not gone as well as IXC had hoped. Thus, despite telling shareholders that Morgan Stanley had been advising IXC since February, IXC shut Morgan Stanley out for much of May and June, and ultimately presented the CBI deal to Morgan Stanley as a fait accompli. The issue of the size of Morgan Stanley's fee was not finally addressed until the afternoon of July 20, 1999. Morgan Stanley's fee was contingent on the value of the deal, and Merrill Lynch was brought in to calm the Board's concerns that Morgan Stanley might refuse to issue its opinion.

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                  Fourth, the proxy statement omits perhaps Morgan Stanley's most important advice to IXC's directors. Morgan Stanley advised the IXC directors, prior to the Board's approval of the Merger, that there were companies who would make better strategic partners with IXC than would CBI. Morgan Stanley even recommended as a course of action that PSINet and [Company A](1) be contacted before the IXC Board voted on the Merger Agreement, to see if either of those entities would offer a transaction superior to the Merger. The IXC Board refused that request. Neither Morgan Stanley's advice nor the Board's refusal to allow at the time of the Merger its investment bankers to pursue potential transactions superior to the Merger is disclosed in the proxy statement.

                  2. The Proxy Statement Materially Misrepresents The Board's Consideration Of The Merger

                  The proxy statement contains several serious misstatements about the IXC's Board's decision making process, as well as the interests of the directors who approved the Merger.

                  First, and perhaps most striking, is that the proxy statement's section on "Interests of IXC Directors and Management in the Merger" does not disclose (i) that Mr. Bragin, an IXC director, has served since 1985 as Vice President of General Electric Investment Corporation, a subsidiary of General Electric Company, which also is an advisor to the Trustees of GEPT and (ii) that the Merger Agreement was conditioned upon the GEPT Stockholders Agreement [between CBI and GEPT (the "Stockholder Agreement")] which in turn was conditioned on CBI's purchase of GEPT's IXC shares of $50 cash per share.

                  Second, the proxy statement does not disclose that Mr. Scott was terminated as a director of the Company just days before the Board considered the Merger Agreement. Of course, the proxy statement also does not disclose the reason for the termination of Mr. Scott from the Board prior to the Board's consideration of the Merger Agreement: i.e., that the presence of Mr. Scott, who believed that CBI's concerns over IXC's cash position were exaggerated, might stir up emotion among the directors. The stockholders are entitled to such information, and to decide for themselves whether to draw the inference that Mr. Scott was removed so that his views would not present an obstacle to the approval of the Merger.

                  Third, the proxy statement states that one factor upon which the IXC directors based their approval of the Merger was the decision of Messrs. Swett and Irwin to "take all stock in the merger, believing the potential upside in the stock price of the combined company

--------

(1) Not identified for confidentiality reasons.

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         outweighed the benefits of taking half the value of their shares in cash." What the proxy statement fails to disclose is that Mr. Irwin has a tax basis in his IXC stock of less than $5 per share; thus making cash an unattractive choice for tax purposes, not because of the expected profitability of the combined company. Why else would Messrs. Irwin and Swett [Footnote: Mr. Swett's tax basis in his IXC stock has still not been disclosed, but in light of his status as a co-founder of [IXC] and his service to [IXC], he is likely to be similarly situated to Mr. Irwin.] refuse an offer to receive a cash premium for their IXC stock, which they could then have used to purchase more IXC shares in the market prior to the Merger than they owned in the first place, giving them an even greater stake in the combined company?

                  Fourth, the proxy statement identifies as a reason for approving the Merger, the "high degree of compatibility in the businesses of IXC and Cincinnati Bell". That statement, however, flatly contradicts (i) the information the IXC Board received from its due diligence team that the companies did not have any cost or revenue synergies, and (ii) the advice of IXC's investment bankers that PSINet and [Company A] both would have been better fits for IXC than was CBI.

                  Fifth, the proxy statement represents that the IXC directors' approval of the Merger was based in part on the fact that General Electric, considered by the IXC Board to be one of the most respected institutional investors in the world, was in favor of the Merger and would remain a stockholder of the combined company with approximately 10 million shares of stock on a fully diluted basis in the combined company. That portion of the proxy statement, however, does not mention that GEPT would not have agreed to the Stockholder Agreement upon which CBI conditioned the Merger Agreement if it had not been able to sell half of its IXC stock to CBI for a $50 cash premium. GEPT required as a condition to the Merger Agreement that it be paid $50 in cash for half of its IXC shares, in large part to accomplish a divestment of what GEPT felt was too large of a position in IXC. Moreover, GEPT's representative on the Board testified that he has no knowledge of what GEPT's future plans are for its IXC holdings.

                  Sixth, the proxy statement suggests that the IXC Board based its approval of the Merger in part on a belief that CBI had high quality and depth in its management. What the proxy statement fails to disclose is that IXC's directors were told by the Company's due diligence team that one risk of the Merger was the lack of depth in CBI's management. In addition, IXC's due diligence team informed the Board that there were effectively no synergies in the combination.

                  Seventh, the proxy statement cites the "lack of alternatives to the merger available to IXC and its stockholders and the lack of other possible acquirers" as a factor considered by IXC's Board in approving the transaction. Again, what the proxy statement fails to disclose is that not only did Morgan Stanley advise IXC that at the time of the Merger Agreement at least two potential strategic partners were preferable to CBI,

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         but that the IXC Board refused to contact or to authorize Morgan
         Stanley to contact those entities or any other entities who had previously expressed interest.

                  Eighth, the proxy statement identifies the following as price factors considered by the IXC Board in approving the Merger: (i) the Morgan Stanley and Merrill Lynch fairness opinions (limited as they are), (ii) the "premium" that the exchange rate in the Merger offers IXC stockholders above the market price of their shares prior to IXC's announcement that it had hired Morgan Stanley "to pursue strategic alternatives" [Footnote: In light of IXC's instructions forbidding Morgan Stanley from soliciting interest in IXC, the term "pursue" is itself misleading.] and (iii) the expected trading price of IXC stock if the disappointing second quarter 1999 results were announced without the concurrent announcement of the retention of Morgan Stanley. These listed factors - as well as the statement that there was a lack of alternative transactions to the Merger - are the purported reasons that the IXC Board felt that the Merger price was fair and/or the best price available to IXC. What the proxy statement fails to disclose, however, is that:

                  (i) the IXC Board felt that the Company's stock was undervalued;

                  (ii) in the negotiations preceding the execution of the Merger Agreement, IXC had requested that CBI pay all of the Company's stockholders the same cash price to be received by GEPT;

                  (iii) in the same negotiations, IXC had sought a price of $100 per share for all of the Company's stockholders; and

                  (iv) following the announcement of the Merger and the expected precipitous decline in CBI's stock price, IXC repeated its request that all its stockholders be paid the same cash price and that the price be raised to $100 per share."

         In addition, in the Joint Opening Brief, the plaintiffs refer to the section appearing on page 20 of the proxy statement/prospectus entitled "The IXC Special Meeting - Voting by IXC Directors and Executive Officers." The plaintiffs allege:

                  "That disclosure is materially misleading for two reasons. First, the statement that each director and executive has expressed his or her intention to vote in favor of the Merger is false. IXC's Chairman and Chief Executive Officer, Mr. Zrno, testified that he has not expressed any intent as to how he will vote whatever stock he might hold at the time of the special meeting and that he is unaware of any officer or director other

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         than Messrs. Swett and Irwin stating an intention to vote shares in favor of the Merger.

                  Second, the statement that approximately 20% of IXC's common stock outstanding is owned by directors or officers or affiliates of directors and officers is almost certainly inaccurate and is without doubt confusing. Messrs. Swett and Irwin and their affiliates collectively own approximately 17% of IXC's common stock. GEPT, with whom Mr. Bragin is affiliated, owns approximately 13% of the Company's common shares outstanding. These three stockholders and their affiliates alone account for approximately 30% of the Company's common stock outstanding, thus putting the 20% figure into question. The proxy statement, however, also suggests that the 20% of shares held by executive officers and directors does not include Mr. Swett, Mr. Irwin and GEPT. That interpretation is also problematic. If, in addition to the 30% owned by GEPT and Messrs. Swett and Irwin, IXC's remaining officers and directors and their affiliates own an additional 20%, then approximately 50% of the Company's stock has been committed to or intent has been expressed to vote and approve the Merger. Combined with CBI's 13% stake, approval of the Merger would be assured. In any event, at best, the calculations of shares owned or controlled by IXC officers and/or directors or their affiliates is hopelessly confusing. Even Mr. Zrno, a director and IXC's Chief Executive Officer, could not make any sense of it."